UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom AG

Bonn

- ISIN no. DE0005557508 -

- Securities identification code 555 750 -

Invitation

to the shareholders’ meeting

We hereby invite our shareholders to attend the

shareholders’ meeting

on Thursday May 15, 2008, at 10 a.m.

to be held at the

Kölnarena, Willy-Brandt-Platz 1, 50679 Cologne (Germany).

Agenda

1.	Submissions to the shareholders’ meeting pursuant to § 176 (1) sentence 1 of the AktG (Aktiengesetz – German Stock Corporation Act).

The Board of Management submits the following draft resolutions pursuant to § 176 (1) sentence 1 of the AktG to the shareholders’ meeting:

¡	The approved annual financial statements of Deutsche Telekom AG as of December 31, 2007

¡	The management report

¡	The approved consolidated financial statements as of December 31, 2007

¡	The Group management report

¡	The Supervisory Board’s report

¡	The proposal by the Board of Management on the appropriation of net income

¡	The explanatory report containing the information required in accordance with § 289 (4), § 315 (4) of the German Commercial Code (HGB)

These documents are available for inspection in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and on the Internet at

http://www.telekom.com

They will also be available for inspection during the shareholders’ meeting.

2.	Resolution on the appropriation of net income.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

The net income of EUR 6,678,623,284.42 posted in the 2007 financial year shall be used as follows:

Payment of a dividend of EUR 0.78 per no par value share carrying dividend rights	= EUR 3,385,545,190.56

and carry forward the remaining balance to unappropriated net income	= EUR 3,293,078,093.86.

The above total dividend and the above remaining balance to be carried forward to unappropriated net income are based on the dividend-bearing capital stock of EUR 11,111,532,933.12 on February 11, 2008, on the day of the annual financial statements, divided up into 4,340,442,552 no par value shares.

The number of shares carrying dividend rights may change up to the date on which the vote on the resolution regarding the appropriation of net income is taken. In this case, a suitably amended motion for resolution regarding the appropriation of net income shall be submitted to the shareholders’ meeting if the payment of EUR 0.78 per no par value share carrying dividend rights remains unchanged. The adjustment shall be made as follows: If the number of shares carrying dividend rights and thus the total dividend decreases, the amount to be carried forward to unappropriated net income increases accordingly. If the number of shares carrying dividend rights and thus the total dividend increases, the amount to be carried forward to unappropriated net income decreases accordingly.

The dividend shall be paid out promptly following the shareholders’ meeting and, in all likelihood, as of May 16, 2008.

3.	Resolution on the approval of the actions of the members of the Board of Management for the 2007 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The actions of the Board of Management members holding office in the 2007 financial year are approved for this period.

4.	Resolution on the approval of the actions of the members of the Supervisory Board for the 2007 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The actions of the Supervisory Board members holding office in the 2007 financial year are approved for this period.

5.	Resolution on the appointment of the independent auditor and the Group auditor for the 2008 financial year as well as the independent auditor to review the condensed financial statements and the interim management report pursuant to §§ 37w (5), 37y no. 2 of the German Securities Trading Act (WpHG).

The Supervisory Board proposes the adoption of the following resolutions:

a)	PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, are jointly appointed as independent auditor and Group auditor for the 2008 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the independent auditor and Group auditor if the other auditor should drop out for a reason for which the Corporation is not responsible.

b)	PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, are also jointly appointed as independent auditor to review the condensed financial statements and the interim management report pursuant to §§ 37w (5), 37y no. 2 of the WpHG in the 2008 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the auditor associated with the review if the other auditor should drop out for a reason for which the Corporation is not responsible.

6.	Resolution authorizing the Corporation to purchase and use treasury shares with possible exclusion of subscription rights and any right to purchase.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

a)	The Board of Management is authorized to purchase a total of up to 436,131,999 no par value shares in the Corporation by November 14, 2009, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,497,917.44, which is slightly less than 10% of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Corporation which the Corporation has already purchased and still possesses or are to be assigned to it under §§ 71d and 71e of the German Stock Corporation Act (AktG) do not at any time account for more than 10% of the Corporation’s capital stock.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached.

The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

b)	The purchase is to take place without prejudice to the principle of equal treatment (§ 53a AktG) through the stock exchange or using a public purchase offer addressed to all shareholders.

(1)	If the shares are purchased through the stock exchange, the equivalent value per share paid by the Corporation (without ancillary purchasing costs) may not be more than 5% above or below the market price of the share determined by the opening auction on the trading day in Xetra (or a subsequent system) trading of Deutsche Börse AG.

(2)

If the shares are purchased through a public purchase offer presented to all shareholders, the purchase price offered or the limits of the purchase price range offered per share (without ancillary purchasing costs) may not be more than 10% above or below the average market price of the share between the 9th and 5th trading day, established on the basis of the arithmetical average of the closing auction prices of the share in Xetra (or a subsequent system) trading of Deutsche Börse AG, on the 9 th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the total number of offered shares exceeds this volume, the shares can be purchased in accordance with the ratio of offered shares; furthermore, provision can be made for the preferential acceptance of small quantities of up to 100 shares offered per shareholder as well as for rounding off in accordance with prudent commercial practice in order to avoid arithmetic fractional shares. Any further right to purchase for shareholders is excluded to this extent.

c)	The Board of Management is authorized to sell shares of Deutsche Telekom AG that are purchased based on the above purchase authorization without prejudice to the principle of equal treatment (§ 53a AktG) again through the stock exchange.

d)	The Board of Management is authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the purchase authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription rights and without prejudice to the principle of equal treatment of shareholders (§ 53a AktG).

e)	The Board of Management is authorized, with the consent of the Supervisory Board, to sell the shares purchased on the basis of the above purchase authorization other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold for cash payment at a price that is not significantly lower than the market price of Corporation shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10% of Deutsche Telekom AG’s capital stock on the date of the resolution on this authorization adopted by the shareholders’ meeting, i.e. to a maximum of EUR 1,116,497,918.20 in total, or – if this value is lower – 10% of the capital stock on the date of sale of the shares. The authorized volume decreases by the proportion of capital stock that is accounted for by the shares or that relates to conversion and/or option rights and obligations from bonds issued or sold since this authorization was granted, with subscription rights being excluded, directly pursuant to, in accordance with, or analogous to § 186 (3) sentence 4 AktG.

f)	The Board of Management is authorized, with the consent of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization for the purpose of listing Corporation shares on foreign stock exchanges where they are not quoted.

g)	The Board of Management is authorized, with the consent of the Supervisory Board, to offer and/or grant shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to third parties in the context of mergers or acquisitions of other companies, business units, or interests in other companies including increasing existing investment holdings.

h)	The Board of Management is authorized to use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to fulfill conversion and/or option rights and obligations from convertible bonds and/or bond warrants issued, either directly or by a company in which the Corporation has a (direct or indirect) majority holding, by the Corporation on the basis of the authorization adopted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005.

i)	The Board of Management is authorized to offer and/or grant shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). Shares acquired on the basis of the above purchase authorization can also be issued to a bank, or to some other company meeting the requirements of § 186 (5) sentence 1 AktG, that, along with the shares, assumes the obligation to use the shares exclusively for the purpose of granting employee shares. The Board of Management may also acquire shares that are to be granted as employee shares via securities loans from a bank, or from some other company meeting the requirements of § 186 (5) sentence 1 AktG, and then use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to repay such securities loans.

j)	The Board of Management is authorized to redeem shares of Deutsche Telekom AG purchased on the basis of the above purchase authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting. The redemption shall lead to a capital reduction. The Board of Management may determine otherwise, i.e. that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to § 8 (3) AktG. In such a case, the Board of Management is authorized to adjust the statement on the number of shares in the Articles of Incorporation.

k)	The subscription rights of the shareholders is excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations above under c), e), f), g), h), and i). Furthermore, the Board of Management may, with the consent of the Supervisory Board, exclude the subscription rights of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Corporation’s shareholders by offering them for sale according to d).

l)	The above authorizations can be used once or several times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of Deutsche Telekom AG are listed on such stock exchanges according to the authorization in f) or at which they are provided to third parties in accordance with the authorizations in c) and e) may not be less than a price of 5% below the market price established by the opening auction in Xetra (or a subsequent system) trading of Deutsche Börse AG on the day of the initial public offering or of the binding agreement with the third party. If on the day concerned no such market price is determined or is not determined by the time of the initial public offering or the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in Xetra (or a subsequent system) trading of Deutsche Börse AG shall be decisive instead.

m)	The authorization granted to the Board of Management by the shareholders’ meeting of Deutsche Telekom AG on May 3, 2007, under item 6 of the agenda, to acquire treasury shares, shall end when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of May 3, 2007, on the use of acquired treasury shares shall not be affected.

7.	Election of a Supervisory Board member.

Dr. Klaus Zumwinkel resigned from his position as member of the Supervisory Board with effect from midnight on February 27, 2008. Prof. Ulrich Lehner is to be elected by the shareholders’ meeting to succeed Dr. Klaus Zumwinkel as a member of the Supervisory Board.

The Supervisory Board therefore proposes

that Prof. Ulrich Lehner, residing in Düsseldorf, Chairman of the Management Board of Henkel KGaA, Düsseldorf, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2012 financial year.

Prof. Ulrich Lehner is set to retire from the Management Board of Henkel KGaA in mid-April 2008, when he will reach the company’s internal age limit. It is planned that Prof. Ulrich Lehner will then be appointed by order of the court as a member of the Supervisory Board before the shareholders’ meeting on May 15, 2008 for a period limited to the end of this meeting.

Details on item 7 in accordance with § 125 (1) sentence 3 AktG:

Prof. Ulrich Lehner is a member of the Supervisory Boards that must be formed by law of the following commercial entities: E.ON AG, Düsseldorf; Henkel Management AG, Düsseldorf; HSBC Trinkaus & Burkhardt AG, Düsseldorf; Dr. Ing. h.c. F. Porsche AG, Stuttgart; Porsche Automobil Holding SE, Stuttgart; ThyssenKrupp AG, Düsseldorf. In addition, Prof. Ulrich Lehner is a member of comparable domestic and foreign supervisory bodies of the following commercial entities: Dr. August Oetker KG, Bielefeld; Novartis AG, Basel, Switzerland. Prof. Ulrich Lehner is not a member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

8.	Election of a Supervisory Board member.

Dr. Klaus G. Schlede’s term of office ends with effect from the end of the shareholders’ meeting on May 15, 2008. Hans Martin Bury is to be elected by the shareholders’ meeting to succeed Dr. Klaus G. Schlede as a member of the Supervisory Board.

The Supervisory Board therefore proposes

that Hans Martin Bury, residing in Frankfurt am Main, Member of the Management Board of Lehman Brothers Bankhaus AG, Frankfurt am Main, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2012 financial year.

Details on item 8 in accordance with § 125 (1) sentence 3 AktG:

Hans Martin Bury is not a member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

Details on agenda items 7 and 8 in accordance with § 124 (2), sentence 1 AktG:

Pursuant to §§ 96 (1), 101 (1) of the AktG (Aktiengesetz – German Stock Corporation Act) in conjunction with § 7 (1) sentence 1, no. 3 of the Codetermination Act (Mitbestimmungsgesetz) of 1976, the Supervisory Board of Deutsche Telekom AG is composed of ten members representing shareholders and ten members representing employees. The shareholders’ meeting is not bound by the nomination proposals for the election of Supervisory Board members representing shareholders.

Note pursuant to number 5.4.3 sentence 3 of the German Corporate Governance Codex:

The Supervisory Board members holding office shall agree that Prof. Ulrich Lehner be elected Chairman of the Supervisory Board.

9.	Resolution on the approval of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary).

In essence, the control and profit and loss transfer agreement between Deutsche Telekom AG and the subsidiary contains the following:

¡	The subsidiary shall submit the management of its enterprise to Deutsche Telekom AG.

¡	Deutsche Telekom AG shall be entitled to give instructions to the management of the subsidiary with regard to how the subsidiary should be managed. The authority to give instructions notwithstanding, the subsidiary’s senior management shall continue to be responsible for managing the business and representing the subsidiary. The authority to give instructions shall not apply to the amendment, maintenance, or termination of the actual control and profit and loss transfer agreement.

¡	The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. In corresponding application of § 301 AktG, the profit is deemed to be the net income, reduced by any loss carried forward from the previous year, that would have occurred under the relevant commercial law without the profit transfer.

¡	The subsidiary may, with Deutsche Telekom AG’s consent, allocate amounts from net income to retained earnings (§ 272 (3) of the German Commercial Code (HGB)), except for any statutory reserves, to the extent that this is permissible under commercial law and economically justifiable based on a reasonable commercial assessment. The right to transfer profits arises at the end of the financial year. It falls due with the value date at this time.

¡	If amounts were allocated to other retained earnings during the term of the agreement, these amounts can be taken from other retained earnings and transferred as profit.

¡	Pursuant to § 302 (1) AktG, Deutsche Telekom AG shall be obliged vis-à-vis the subsidiary to compensate any net loss for the year otherwise arising during the term of the agreement unless this was offset through amounts being taken from other retained earnings to which such amounts were appropriated during the term of the agreement. The loss compensation claim arises at the end of the financial year. It falls due with the value date at this time. In all other respects, § 302 AktG, as amended, applies analogously.

¡	The control and profit and loss transfer agreement shall enter into force upon entry in the commercial register at the subsidiary’s registered office in relation to the provisions governing the subordination of the management and authority to give instructions, and shall apply retroactively from January 1, 2008 in all other respects.

¡	The control and profit and loss transfer agreement may be terminated for the first time by giving one month’s notice with effect from the end of the year, at the end of which the fiscal unit for German corporate income tax purposes established in this agreement shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for a period of time of five years, § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law). If it is not terminated, it shall be automatically extended for one further year with the same notice period.

¡	Furthermore, the parties are able to terminate the control and profit and loss transfer agreement for good cause. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up, or liquidation of one of the two parties.

¡	If individual provisions of the control and profit and loss transfer agreement are, or become, invalid or unenforceable, this shall not affect the validity of the remaining provisions. Any invalid or unenforceable agreement is to be replaced by one that most closely approximates the economic effect of the invalid or unenforceable clause in a permissible way.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Lambda Telekommunikationsdienste GmbH is approved.

10.	Resolution on the approval of the control and profit and loss transfer agreement with Omikron Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Omikron Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH as described in item 9 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Omikron Telekommunikationsdienste GmbH is approved.

11.	Resolution on the approval of the control and profit and loss transfer agreement with Theta Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Theta Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH as described in item 9 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Theta Telekommunikationsdienste GmbH is approved.

12.	Resolution on the approval of the control and profit and loss transfer agreement with Eta Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Eta Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH as described in item 9 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Eta Telekommunikationsdienste GmbH is approved.

13.	Resolution on the approval of the control and profit and loss transfer agreement with Epsilon Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Epsilon Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH as described in item 9 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Epsilon Telekommunikationsdienste GmbH is approved.

14.	Resolution on the approval of the control and profit and loss transfer agreement with Omega Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Omega Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH as described in item 9 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Omega Telekommunikationsdienste GmbH is approved.

15.	Resolution on the approval of the control and profit and loss transfer agreement with Sigma Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Sigma Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH as described in item 9 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Sigma Telekommunikationsdienste GmbH is approved.

16.	Resolution on the approval of the control and profit and loss transfer agreement with Kappa Telekommunikationsdienste GmbH.

On March 10, 2008, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Kappa Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Lambda Telekommunikationsdienste GmbH as described in item 9 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement, and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 10, 2008 between Deutsche Telekom AG and Kappa Telekommunikationsdienste GmbH is approved.

Information on items 9 through 16 on the agenda:

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, as well as during the shareholders’ meeting. They are also available on Deutsche Telekom AG’s website at

http://www.telekom.com

¡	The control and profit and loss transfer agreements with Lambda Telekommunikationsdienste GmbH, Omikron Telekommunikationsdienste GmbH, Theta Telekommunikationsdienste GmbH, Eta Telekommunikationsdienste GmbH, Epsilon Telekommunikationsdienste GmbH, Omega Telekommunikationsdienste GmbH, Sigma Telekommunikationsdienste GmbH, Kappa Telekommunikationsdienste GmbH (hereinafter referred to as the subsidiaries).

¡	The annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2005, 2006 and 2007 financial years, and the management reports of Deutsche Telekom AG and Group management reports for the 2005, 2006 and 2007 financial years.

¡	The opening balance sheets of the subsidiaries as well as the annual financial statements of the subsidiaries for the (short) 2007 financial year.

¡	The joint reports of the Board of Management of Deutsche Telekom AG and the respective senior management of the subsidiaries compiled in accordance with § 293a AktG.

17.	Resolution on the amendment to § 13 (3) sentence 2 of the Articles of Incorporation.

In line with the recommendation in item 5.3.3 of the version of the German Corporate Governance Code published by the Federal Ministry of Justice on July 20, 2007 in the official section of the electronic Federal Gazette (elektronischer Bundesanzeiger), the Supervisory Board has formed a Nomination Committee that consists exclusively of shareholder representatives, and which proposes to the Supervisory Board suitable candidates for recommendation to the shareholders’ meeting for election. To ensure that membership in the Nomination Committee does not lead to the increased remuneration for Supervisory Board members, the provision in the Articles of Incorporation concerning the remuneration for Supervisory Board members is to be amended accordingly.

§ 13 (3) of the Articles of Incorporation presently reads as follows:

“Moreover, remuneration shall be increased by 0.5 times the amount pursuant to (1) hereof for every membership on a Supervisory Board committee and by an additional 0.5 times for every chairmanship held on a Supervisory Board committee, but by no more than two times the amount in (1) hereof. The membership or chairmanship held on a committee formed pursuant to § 27 (3) of the Codetermination Act shall not be taken into account when applying sentence 1.”

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

§ 13 (3) sentence 2 of the Articles of Incorporation shall be amended as follows:

“The membership or chairmanship held on a committee formed pursuant to § 27 (3) of the Codetermination Act or the Nomination Committee shall not be taken into account when applying sentence 1.”

Board of Management’s report to the shareholders’ meeting

Board of Management’s report on item 6 on the agenda: Report on the exclusion of subscription rights in the event of sale of treasury shares pursuant to § 71 (1) no. 8, § 186 (4) sentence 2 of AktG, as well as on exclusion of any right to purchase.

Item 6 on the agenda contains the proposal to authorize the Corporation to acquire up to 436,131,999 of its own no par value shares, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,497,917.44 – which is just under 10% of the capital stock – by November 14, 2009, pursuant to § 71 (1) no. 8 AktG. The existing authorization to purchase treasury shares, which was granted by the shareholders’ meeting on May 3, 2007, is due to expire on November 2, 2008, and therefore is to be replaced. The authorization granted to the Board of Management by the shareholders’ meeting on May 3, 2007 to acquire treasury shares shall expire when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of May 3, 2007 on the use of acquired treasury shares shall remain unaffected.

On the basis of the authorization proposed in item 6 on the agenda, the Corporation can acquire treasury shares either on the stock exchange or by means of a public offer to purchase shares that is sent to all shareholders.

Under the proposed authorization, if the Corporation purchases treasury shares by means of a public offer sent to all shareholders, the shares can be purchased on the basis of the ratio of shares offered (offer quotas), providing the total number of shares offered exceeds a volume specified by the Board of Management. Only if the purchase is essentially made based on offer quotas rather than shareholding quotas will the purchase process be economically viable. Furthermore, the possibility is to be provided for preferential acceptance of small quantities of up to 100 shares offered per shareholder. This option is designed on the one hand to avoid having a small remainder of shares, which tends to be uneconomical, as well as potentially discriminating against small shareholders. It also helps simplify the technical aspects of the purchase process. Finally, provision can be made in all instances to round off in accordance with proven commercial practice to avoid arithmetic fractional shares. In this respect, the purchase quota and/or the number of shares to be purchased by the individual shareholder using the offer can be rounded off, in accordance with commercial practice, as necessary to represent the purchase of whole shares in the processing system. In the aforementioned cases, it is necessary to exclude any further right to purchase, and the Board of Management and the Supervisory Board are convinced that such exclusion is justified, and reasonable vis-à-vis shareholders, for the reasons specified above.

The treasury shares can be purchased in accordance with the proposed authorization of Deutsche Telekom AG directly or indirectly through dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

The authorization in item 6 on the agenda provides for the possibility of resale of acquired treasury shares, either through the stock exchange (in (c) of the authorization) or via an offer sent to all shareholders (in (d) of the authorization). At the same time, Deutsche Telekom AG is also to have the possibility of selling treasury shares by means other than through the stock exchange or through an offer to all shareholders, and to sell shares for cash payment, at a price which is not significantly lower than the market price ((e) of the authorization). In addition, Deutsche Telekom AG is to be able to use its own reacquired shares to list shares on foreign stock markets on which the Corporation’s shares have not yet been listed ((f) of the authorization). Furthermore, the Corporation is to have the option of acquiring treasury shares so that it can offer and/or grant these to third parties in the context of mergers or of acquisitions of companies, business units, or interests in companies, including increasing existing investment holdings ((g) of the authorization). In addition, the Corporation is to have the possibility of using treasury shares to fulfill conversion and/or option rights and obligations from bonds issued by the Corporation, either directly or by a company in which the Corporation has a (direct or indirect) majority holding, on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005 ((h) of the authorization). Furthermore, the authorization provides for the possibility of offering and/or granting acquired shares, as employee shares, to employees of Deutsche Telekom AG, and of lower-tier affiliated companies ((i) of the authorization). Finally, Deutsche Telekom AG is to be able to redeem treasury shares without a renewed resolution of the shareholders’ meeting ((j) of the authorization).

The cases in which subscription rights can be excluded are listed in (k) of the proposed authorization. Accordingly, subscription rights of shareholders are excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations under c), e), f), g), h), and i) above. Regarding specific aspects of the aforementioned cases of exclusion of subscription rights:

Re. (c) of the authorization:

If the Board of Management sells treasury shares on the stock exchange, shareholders do not have any subscription rights. Under § 71 (1) no. 8 sentence 4 AktG, the disposal of the Corporation’s treasury shares through the stock exchange – as well as the acquisition of these shares through the stock exchange – is sufficient for the purposes of complying with the principle of equal treatment pursuant to § 53a AktG.

Re. (e) of the authorization:

Pursuant to § 71 (1) no. 8 sentence 5 AktG in conjunction with § 186 (3) sentence 4 AktG, the Board of Management is to be authorized, with the consent of the Supervisory Board, to sell the reacquired shares of Deutsche Telekom AG, excluding the subscription rights of the shareholders, with this part of the capital stock representing no more than 10% of the capital stock if the Board of Management sells the reacquired shares of Deutsche Telekom AG other than through the stock exchange or an offer to all shareholders for a cash payment at a price that is not significantly lower than the market price of Corporation shares of equal ranking on the date of sale. The price at which the Corporation’s own repurchased shares are sold to third parties must not be less than a price 5% below the market price determined by the opening auction in Xetra (or a subsequent system) trading of Deutsche Börse AG on the day of the binding agreement with the third party. That is a consequence of (l) of the authorization. If on the day concerned no such market price is determined or is not determined by the time of the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra (or a subsequent system) trading of Deutsche Börse AG shall be decisive instead. The final price at which Corporation shares are sold is set just before they are sold.

This option of selling reacquired treasury shares to the exclusion of subscription rights for cash payment serves the interests of the Corporation to attain the best possible price when selling treasury shares. The option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG enables the Corporation to take advantage of opportunities arising from any given situation on the stock market to place shares quickly, flexibly, and cost-effectively. The amount realized by setting a price close to market levels generally results in a considerably higher inflow of cash than would be the case if shareholders were able to exercise their subscription rights, and therefore brings about the largest possible addition of capital resources. Moreover, the elimination of the need to spend time and money processing subscription rights makes it possible for the Corporation to take advantage of short-term market opportunities to quickly raise shareholders’ equity and also to attract new groups of shareholders in Germany and abroad.

Although § 186 (2) sentence 2 AktG permits the announcement of the subscription price no later than three days before the expiry of the subscription period, this also entails a risk given the volatility of the stock markets, i.e. a risk of a price change over several days, which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not in line with those of the market. In addition, the Corporation, when granting subscription rights, is unable to respond quickly to favorable market conditions due to the length of the subscription period.

This option of selling treasury shares under the best possible conditions and without a significant subscription rights markdown is especially important for the Corporation because it must be able to swiftly and flexibly exploit market opportunities that change rapidly and arise in new markets. In view of this, it can be necessary, or at least useful, to raise shareholders’ equity at short notice.

The proposed authorization is limited to a maximum of up to 10% of the capital stock of the Corporation. In principle, the capital stock of the Corporation on the date the resolution is adopted at the shareholders’ meeting on May 15, 2008 is decisive. Should the capital stock be reduced, for example through the redemption of reacquired treasury shares, the amount of capital stock on the date of the sale of the shares is decisive. The authorized volume should be decreased by the proportion of capital stock that is accounted for by the shares, or that relates to conversion and/or option rights and obligations from bonds issued or sold since the shareholders’ meeting on May 15, 2008 adopted the resolution directly pursuant to, in accordance with, or analogous to § 186 (3) sentence 4 AktG. This should ensure that the 10% limit provided for in § 186 (3) sentence 4 AktG is observed taking into account all authorizations with the option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the Corporation’s shares to be granted has to be oriented to the market price, shareholders’ financial interests, and voting rights are suitably safeguarded when Corporation shares are sold to third parties, and shareholders’ subscription rights excluded on the basis of the provision in § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 AktG.

Re. (f) of the authorization:

The subscription rights of the shareholders are also to be excluded if the Board of Management uses the reacquired shares of Deutsche Telekom AG, with the consent of the Supervisory Board, to list the Corporation’s shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Corporation be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in the Corporation’s shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world’s major capital markets. The price at which the Corporation’s own reacquired shares are listed on foreign stock exchanges may not be more than 5% below the market price established by the opening auction in Xetra (or a subsequent system) trading of Deutsche Börse AG on the first day of listing. That is a consequence of (l) of the authorization. If on the day concerned no such market price is determined, or is not determined by the time of the initial public offering, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra (or a subsequent system) trading of Deutsche Börse AG shall be decisive instead.

Re. (g) of the authorization:

The subscription rights of shareholders should also be excluded if the Board of Management, with the approval of the Supervisory Board, offers and/or issues reacquired Deutsche Telekom AG shares to third parties, in the context of mergers or acquisitions of companies, business units, or interests in other companies, including increases of existing investment holdings. Deutsche Telekom AG is engaged in national and global competition. It must therefore always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units, and interests in companies. This also includes increasing investments in Group companies.

The optimal use of this opportunity in the interest of shareholders and the Corporation involves, in individual cases, carrying out the merger or the acquisition of companies, business units, or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the shares of the acquiring company are often demanded as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity of having treasury shares at its disposal so that it can offer and grant these as a consideration in the context of mergers or acquisitions of companies, business units, or interests in companies. While, on the one hand, the authorized capital in 2004 serves this purpose pursuant to § 5 (2) of the Articles of Incorporation of Deutsche Telekom AG, there is also to be the option of using the Corporation’s own reacquired shares as an acquisition currency.

The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to flexibly exploit opportunities for mergers or the acquisition of companies, business units, or interests in other companies and in doing so to also provide treasury shares as a consideration without increasing capital – more time-consuming given the need for entry in the commercial register – where this is appropriate. To be able to carry out such transactions swiftly and with the necessary flexibility, the Board of Management needs to be authorized to grant treasury shares, excluding the subscription rights of shareholders, with the consent of the Supervisory Board.

There are currently no specific plans to make use of this authorization. The Board of Management shall examine each case to decide whether to apply this authorization to use treasury shares, to the exclusion of subscription rights, if specific opportunities for mergers or to acquire companies, business units, or interests in companies arise. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares for a merger or acquisition is in the best interests of the Corporation.

Re. (h) of the authorization:

In addition, the Corporation is to have the possibility of also using reacquired shares to fulfill conversion and/or option rights and obligations from bonds issued by the Corporation, either directly or by a company in which the Corporation has a (direct or indirect)

majority holding, on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005. Instead of increasing capital, it may be appropriate at times to use the Corporation’s shares entirely or partially to fulfill subscription rights to treasury shares arising from such bonds, since such action is a suitable way of counteracting the dilution of capital stock, and of the voting rights of shareholders, that can occur to some extent if such rights are fulfilled by creating new shares. The authorization therefore provides for treasury shares to be used in such a way. In such cases, shareholders’ subscription rights shall also be excluded.

The authorization granted under item 9 on the agenda by resolution of the shareholders’ meeting on April 26, 2005, is available for inspection at the commercial register in Bonn as part of the notarized minutes of this shareholders’ meeting. The resolution can also be found in the invitation to the shareholders’ meeting on April 26, 2005, which has been published in the electronic Federal Gazette dated March 15, 2005. The wording of the authorization resolution has been available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, ever since this year’s shareholders’ meeting was called, and will be available during the shareholders’ meeting. It may also be viewed at Deutsche Telekom AG’s Web site:

http://www.telekom.com

Re. (i) of the authorization:

The Board of Management shall also be authorized to offer and/or grant reacquired shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). Reacquired shares can also be issued to a bank, or to some other company meeting the requirements of § 186 (5), sentence 1 AktG, that assumes the obligation to use the shares exclusively for the purpose of granting employee shares. The Board of Management may also acquire shares that are to be granted as employee shares via a securities loan from a bank, or from some other company meeting the requirements of § 186 (5) sentence 1 AktG, and then use reacquired shares to repay this securities loan.

In such cases, shareholders’ subscription rights shall be excluded. Deutsche Telekom AG is to be put in a position to promote employee ownership of company stock by granting employee shares. Granting employee shares serves the purpose of integrating employees, increasing their willingness to help shoulder responsibility and enhancing their loyalty to the company. Granting employee shares is thus in the interest of the Corporation and its shareholders. It is in keeping with the intent of the law, and it is facilitated by law in many ways. When such shares are granted, special discounts customary for employee shares may be granted.

Reacquired shares may be granted as employee shares for cash payment and for non-cash payments, such as transfer of monetary claims to which employees are entitled under a profit-sharing plan (cf. § 205 (5) AktG).

In addition to granting shares directly to employees, it is also to be possible for shares to be taken over by a bank, or by some other company meeting the requirements of § 186 (5), sentence 1 AktG with the obligation to use the shares exclusively for the purpose of granting employee shares. Shares are then granted to employees through the company that has taken over the shares and is acting as an intermediary. With this possibility, therefore, offering employee shares can be facilitated, for example, by having a bank largely carrying out the procedure. In addition, employee shares may be acquired via a securities loan from a bank, or some other company meeting the requirements of § 186 (5) sentence 1 AktG, and reacquired shares may be used to repay this securities loan. Using a securities loan to acquire shares to be granted to employees also facilitates the process of offering employee shares. In particular, it makes it possible to reacquire precisely the volume of shares needed for granting employee shares at a given time. In addition to being granted to employees, therefore, shares acquired in the framework of the aforementioned authorization can also be used to meet lenders’ claims to repayment of loans. In terms of the economic effect, the new shares would also be used to grant them to employees.

It is true that, pursuant to § 5 (3) of the Articles of Incorporation, authorized capital 2006 may be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies and to repay securities loans. In the interest of maximum flexibility and cost-effectiveness, however, it is also to be possible to reacquire shares on the basis of § 71 (1) no. 8 AktG and to offer and/or grant such reacquired shares to employees. In cases in which only small numbers of shares are required, or additionally required, for an employee shares program, such a procedure can be more cost-effective than would a capital increase which involves certain expenditures and admission of shares from the authorized capital 2006.

Apart from the authorization pursuant to (i), it is possible, without the authorization of the shareholders’ meeting, to reacquire shares on the basis of § 71 (1) no. 2 AktG and to offer such reacquired shares to employees. Reacquisition on the basis of § 71 (1) no. 2 AktG does not fall within the category of “safe harbor” privileges, however, in which insider dealing and market manipulation are prohibited by law pursuant to provisions of Commission Regulation (EC) no. 2273/2003 of 22 December 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programs and stabilization of financial instruments (OJ L 336 p. 33). For this reason, a pertinent authorization of the shareholders’ meeting would be required if safe-harbor privileges were to be claimed for acquisition and granting of shares to be admitted as employee shares.

Regarding exclusion of subscription rights for fractional amounts pursuant to (k) of the authorization:

Finally, the Board of Management is to be entitled to exclude shareholder subscription rights for fractional amounts with the consent of the Supervisory Board when offering the Corporation shares for sale to the shareholders of the Corporation. The possibility of excluding subscription rights for fractional amounts serves the purpose of practically implementing the subscription ratio. The Corporation shares excluded from the shareholders’ subscription rights as free fractional shares are realized by selling them on the stock exchange or in some other way at the best price available for the Corporation. Due to the limitation to fractional amounts the potential dilution effect is low.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of subscription rights in the cases specified as justified and reasonable for the shareholders for the reasons given. The Board of Management shall report to the shareholders’ meeting on the details of any plans to make use of the authorization to reacquire Corporation shares.

Right to Participate and Voting Right

The total number of issued shares, each of which has one voting right, amounts to 4,361,319,993 on the date the shareholders’ meeting was called (in accordance with § 30b (1) no. 1 alt. 2 of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG).

Shareholders are eligible to participate in the shareholders’ meeting and to exercise the right to vote at the shareholders’ meeting under § 16 (1) of the Articles of Incorporation if they are entered in the shareholders’ register, and if they have registered with the Corporation on time, i.e.

by midnight on Thursday May 8, 2008 at the latest,

in writing, by fax, or electronically via the Internet. Deadline compliance shall be determined on the basis of when the registration is received.

It is possible to register with the Corporation in the following ways:

Either in writing, at the following address:

DTAG Hauptversammlung 2008

c/o ADEUS Aktienregister-Service-GmbH

20683 Hamburg,

Germany

or by fax at the fax number +49-228-181-78879

or electronically via the Internet in accordance with the stipulated procedure at the Web site

http://www.agm-telekom.com

Details on the procedure to follow when registering via the Internet can be found at the above Web site. The procedure stipulated for registering via the Internet requires the shareholder to have been entered in the shareholders’ register no later than two weeks before the date of the shareholders’ meeting.

Voting rights may be exercised by a proxy – for example, by a bank, a shareholders’ association or the proxies appointed by the Corporation. Pursuant to § 16 (2) of the Articles of Incorporation, if neither a bank nor a shareholders’ association is to be granted authorization, the proxy authorization must be provided in writing or in accordance with the stipulated procedure via the Internet at the above Web site (http://www.agm-telekom.com). The procedure stipulated for granting a proxy via the Internet requires the shareholder to have been entered in the shareholders’ register no later than two weeks before the date of the shareholders’ meeting. The written form shall also be deemed adhered to if the Corporation receives the signed proxy document by midnight on Thursday, May 8, 2008 by fax at +49-228-181-78879. Where the Corporation’s proxies are authorized, they shall exercise their voting rights only in keeping with explicit voting instructions they have received.

We will send our shareholders further information regarding voting by proxy and issuing instructions, along with the relevant forms, together with the invitation to the shareholders’ meeting.

Counter-motions within the meaning of § 126 AktG, and nominations for election within the meaning of § 127 AktG, are to be sent to:

Gegenanträge

zur Hauptversammlung DTAG 2008

Postfach 19 29

53009 Bonn, Germany

Fax: +49-228-181-88259

E-mail: counter-motions.bonn@telekom.de

Counter-motions and nominations for elections from shareholders that have been received by midnight on Friday May 2, 2008

and that fulfill additional requirements pertaining to the Corporation’s publicity obligations pursuant to §§ 126, 127 AktG shall be published, along with the name of the shareholder, the reason and any response provided by the administration, at the Web site

http://www.telekom.com/countermotions

To ensure that all shareholders have the opportunity to thoroughly consider counter-motions and nominations for election before the registration deadline ends, we recommend that any counter-motions and nominations for election be submitted as early as possible.

Owners of American Depositary Shares (ADS) who intend to take part in the shareholders’ meeting can register via: Deutsche Bank Trust Company Americas, USA. Shareholders who hold their shares in Japan through Japan Japan Securities Depository Center and who wish to exercise their right to vote should contact The Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

Every shareholder will, upon request, be sent a copy of the documents, which will also be available for inspection at the shareholders’ meeting, without delay and free of charge.

These documents are also available on the Web site at

http://www.telekom.com

According to the resolution adopted by the Board of Management and the Supervisory Board, the shareholders’ meeting will be broadcast live at full length on the Internet, pursuant to § 15 (2) of the Articles of Incorporation, at

http://www.telekom.com/agm-live

Bonn, April 2008

Deutsche Telekom AG

Board of Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: April 8, 2008